Exhibit 99.1

Lausanne, 7 October 2016

Invitation to the Ordinary Shareholders' Meeting

Date:	15 November 2016, at 10.30 Swiss time
Place:	EPFL Innovation Park Building D, ground floor, Uranus Meeting room, 1015 Lausanne

Dear Shareholder,

We would like to take this opportunity to warmly welcome the investors who recently joined the AC Immune shareholder family, and to thank both new and longstanding shareholders for their commitment to our shared goals.

For the past 13 years we have been strongly supported by a core group of shareholders. The success of our initial public offering on NASDAQ is testament to the quality of our science and of our people. The IPO has significantly raised our profile with investors globally and the broader shareholder base sets the stage for supporting the exciting next phase of growth and development of AC Immune.

At AC Immune we are passionate about making a difference in the lives of people affected by Alzheimer’s and other neurodegenerative diseases. With our pipeline of seven therapeutic and three diagnostic candidates, we believe that we are well-positioned to leverage our expertise in addressing the diseases caused by misfolding proteins.

We are grateful for your support in pursuing our mission to become a global leader in personalized treatment of neurodegenerative diseases. We look forward to welcoming you to the first ordinary annual meeting of AC Immune SA as a public company.

Kindly find hereafter the agenda items and proposals of the Board of Directors in connection with the first ordinary annual meeting of AC Immune SA as a public company:

Agenda Items and Proposals of the Board of Directors

1.	Approval of the Annual Report, Annual Financial Statements and Consolidated Financial Statements of AC Immune SA for the year 2015

The Board proposes to approve the Annual Report, the Annual Financial Statements and the Consolidated Financial Statements of AC Immune SA under IFRS for the year 2015, and to take note of the Reports of the Auditors. Copies of these documents are available for download in the "Investors" section of our website (www.acimmune.com).

2.	Appropriation of Gain

The Board of Directors proposes that the net profit of the year 2015 in the amount of KCHF 20,173 is applied against the loss brought forward of KCHF 45,103 resulting in a reduced new balance of loss brought forward of KCHF 24,930. Under IFRS accounting principles, the net gain for the business year 2015 amounted to KCHF 20,270.

3.	Discharge of the Members of the Board of Directors and the Executive Board

The Board proposes that the members of the Board and the Executive Board are discharged from their liabilities for their activities in the financial year 2015.

4.	Compensation for the Members of the Board of Directors and the Executive Committee

The Board of Directors proposes to hold the following separate votes on the non-performance-related and the variable compensation of the Board of Directors and the Executive Committee:

4.a	Vote on Total Non-Performance-Related Compensation for Members of the Board of Directors from 15 November 2016 to 30 June 2017

The Board of Directors proposes that shareholders approve the total maximum amount of non-performance-related compensation for the members of the Board of Directors covering the period from 15 November 2016 to 30 June 2017, i.e., CHF 286'080 (cash base compensation plus social security costs).

4.b	Vote on Equity for Members of the Board of Directors

The Board of Directors proposes that shareholders approve the maximum grant of equity or equity linked instruments for the members of the Board of Directors from 15 November 2016 to 30 June 2017 with maximum value of CHF 460'000 (equity value plus social security costs).

4.c	Vote on Total Non-Performance-Related Compensation for Members of the Executive Committee from 15 November 2016 to 30 June 2017

The Board of Directors proposes that shareholders approve the total maximum amount of non-performance-related cash compensation for the members of the Executive Committee from 15 November 2016 to 30 June 2017, i.e., CHF 836'790 (cash base compensation plus social security costs).

4.d	Vote on Total Variable Compensation for Members of the Executive Committee for the current year 2016

The Board of Directors proposes that shareholders approve the total maximum amount of variable compensation for the members of the Executive Committee for the current year 2016, i.e., CHF 667’000 (cash compensation plus social security costs).

4.e	Vote on Equity for Members of the Executive Committee

The Board of Directors proposes that shareholders approve the maximum of equity or equity linked instruments for the members of the Executive Committee from 15 November 2016 to 30 June 2017, i.e., CHF 2'001'000 (equity value plus social security costs).

5.	2016 Stock Option and Incentive Plan

The Board proposes to approve the 2016 Stock Option and Incentive Plan including a maximum of 2'057'740 options for common shares under the 2016 Stock Option and Incentive Plan. Copies of the 2016 Stock Option and Incentive Plan are available for download in the "Investors" section of our website (www.acimmune.com).

6.	Election of the Members of the Board

The Board of Directors proposes the re-election of Martin Velasco as member and as Chairman of the Board, Peter Bollmann, Friedrich von Bohlen, Andrea Pfeifer and Detlev Riesner as members of the Board of Directors and the election of Thomas Graney as new member of the Board of Directors, each until the end of the next ordinary General Meeting.

Mr. Thomas Graney, also known as Tom, has been the Chief Financial Officer and Senior Vice President of Finance & Corporate Strategy at Ironwood Pharmaceuticals, Inc. since 2 September 2014. Prior to Ironwood Pharmaceuticals, Inc, Mr. Graney spent 20 years working with J&J and its affiliates, serving for four years as worldwide vice president of finance and Chief Financial Officer of Ethicon. In addition, Mr. Graney has extensive global experience that spans corporate development, commercial strategy, portfolio management and supply chain management. A Chartered Financial Analyst charterholder, Mr. Graney holds a B.S. in accounting from the University of Delaware and an M.B.A. in Marketing, Finance and International Business from the Leonard N. Stern School of Business at New York University.

6.a	Re-Election of Martin Velasco as member and Chairman of the Board of Directors

6.b	Re-Election of Peter Bollmann

6.c	Re-Election of Friedrich von Bohlen

6.d	Re-Election of Andrea Pfeifer

6.e	Re-Election of Detlev Riesner

6.f	Election of Tom Graney

7.	Election to the Compensation, Nomination & Corporate Governance Committee

The Board of Directors proposes the election of Detlev Riesner, Martin Velasco and Tom Graney as members of the Compensation, Nomination & Corporate Governance Committee, each until the end of the next ordinary General Meeting.

7.a	Election of Detlev Riesner

7.b	Election of Martin Velasco

7.c	Election of Tom Graney

8.	Re-Election of the independent proxy

The Board of Directors proposes that Bugnion Ballansat Ehrler, represented by Gérald Virieux, avocat, rue de Rive 6, case postale 3143, CH-1211 Geneva 3 shall be elected as the independent proxy of the Company until the end of the next ordinary General Meeting.

9.	Re-Election of the Auditors

The Board of Directors proposes to re-elect Ernst & Young SA, in Lancy, for a term of office of one year.

For the Board of Directors:

/s/ Martin Velasco	/s/ Andrea Pfeifer
Martin Velasco, Chairman	Andrea Pfeifer, CEO

Organizational Matters

1 Financial Statements

The Financial Statements (statutory accounts) and the IFRS Financial Statements for the year 2015 as well as the corresponding Auditor's reports are available for download in the "Investors" section of our website (www.acimmune.com).

2 Invitation and Attendance

Shareholders registered in the share register maintained by our transfer agent, Computershare Trust Company N.A. at 5:00 pm Eastern Standard Time ("EST") / 11:00 pm Swiss time on 28 September 2016 are entitled to participate in and vote at the Annual General Meeting. On 13 October 2016, the invitation and proxy form will be mailed to all holders of record as at 28 September 2016 at 5:00 pm EST / 11:00 pm Swiss time. The invitation is available for download in the "Investors" section of our website (www.acimmune.com).

If you wish to attend the Annual General Meeting in person, you will be required to present the enclosed proxy form and a valid government issued proof of identification.

3 Representation

Shareholders of record, who do not attend the Annual General Meeting in person, may:

(a) grant a proxy to the independent proxy, Bugnion Ballansat Ehrler, represented by Gérald Virieux, avocat, rue de Rive 6, case postale 3143, CH-1211 Geneva 3 in writing or electronically; or

(b) grant a proxy in writing to another shareholder or other third party.

Proxies to the independent proxy must be received by our transfer agent, Computershare Trust Company N.A. by 12:00 pm EST / 6:00 pm Swiss time on 10 November 2016. Proxies received after such time will not be considered.

The login information for electronic instructions is set forth on the proxy form. Electronic instructions must be received no later than 11:59 pm EST on 10 November 2016 / 5:59 am Swiss time on 11 November 2016.

Shareholders that have granted a proxy to the independent proxy, in writing or electronically, may not vote their shares at the Annual General Meeting.

4 Registration as Shareholder with Voting Rights

Instructions on how a "street name" holder may become a holder of record are available in the "Investors" section of our website (www.acimmune.com). Between 5:00 pm EST / 11:00 pm Swiss time on 28 September 2016 and 12:00 pm EST / 6:00 pm Swiss time on 15 November 2016, no new shareholder will be registered for voting purposes. Computershare Trust Company N.A. will continue to register transfers of shares in the share register in its capacity as transfer agent.

5 Trading Restrictions

The registration of shareholders for voting purposes does not impact trading of AC Immune shares held by registered shareholders before, during or after the Annual General Meeting. Shareholders selling their shares in AC Immune prior to the meeting are excluded from voting.